UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              Rand Logistics, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                    752182105
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                                 (CUSIP Number)

                               Todd Emmerman, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-8873
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 24, 2008
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182105                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Isaac Kier
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     129,563 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,360 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            129,563 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,360 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      130,923 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.01%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 752182105                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kier Family, L.P.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     8,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            8,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.06%
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14    TYPE OF REPORTING PERSON*

      PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 amends and supplements the following items on the Statement on Schedule 13D filed by Isaac Kier and Kier Family, L.P. (the "Reporting Persons") on March 30, 2006, as amended on August 8, 2006 (collectively, the "Schedule").

                                  SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended as follows:

      Mr. Kier acquired 6,643 shares from the Company as consideration for serving on the Company's board of directors.

      On October 24, 2008, pursuant to the terms of the Company's warrant tender offer (the "Offer"), Mr. Kier tendered: (i) 366,000 warrants he directly owned to the Company and received 14,640 shares of Common Stock, (ii) 34,000 warrants he shares voting and dispositive power over with his wife for 1,360 shares of Common Stock, (iii) 7,000 warrants he shares voting and dispositive over with the Trust for 280 shares of Common Stock, and (iv) 200,000 warrants held by the Partnership for 8,000 shares of Common Stock. In accordance with the terms of the Offer, Mr. Kier's and the Partnership's acquisition of such Common Stock were cashless transactions.

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated to read as follows:

      (a) (i) Mr. Kier beneficially owns 130,923 shares of Common Stock, constituting approximately 1.01% of the shares of Common Stock outstanding.

            (ii) Kier Family, L.P. (the "Partnership") may be deemed beneficially to own 8,000 shares of Common Stock, constituting 0.06% of the shares of Common Stock outstanding.

      (b) (i) Mr. Kier shares voting and dispositive power over 1,360 shares of Common Stock with his wife. Mr. Kier exercises sole voting and dispositive of 8,000 shares of Common Stock held through the Partnership (see Item 5(b)(ii) below), 280 shares of Common Stock held by the Isaac Kier Charitable Remainder Trust (the "Trust") and has sole voting and dispositive power over 121,283 shares of Common Stock he owns personally.

            (ii) The Partnership has sole voting and dispositive power over 8,000 shares of Common Stock, which power is exercisable by Mr. Kier as General Partner of the Partnership.

      (c) The information contained in Item 3 above is incorporated by reference herein.

      (d) Mr. Kier's wife has the right to receive any dividends on the 1,360 shares of Common Stock that are reported herein as being jointly beneficially owned by Mr. Kier and his wife, and the Trust has the right to receive any dividends on the 280 shares of Common Stock that are reported herein as being jointly beneficially owned by Mr. Kier and the Trust.

      (e) Following the transactions reported in Section 5(c) above, Mr. Kier ceased to be the beneficial owner of more than five percent of the Company's Common Stock.

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2008


                                                 /s/ Isaac Kier
                                                 -------------------------------
                                                 Isaac Kier

                                                 KIER FAMILY, L.P.


                                                 /s/ Isaac Kier
                                                 -------------------------------
                                                 Name: Issac Kier
                                                 Title: General Parnter

EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock, $.0001 par value, of Rand Logistics, Inc.

Dated: November 14, 2008

                                                 /s/ Isaac Kier
                                                 -------------------------------
                                                 Isaac Kier

                                                 KIER FAMILY L.P.

                                                 /s/ Isaac Kier
                                                 -------------------------------
                                                 Name: Isaac Kier
                                                 Title: General Partner